

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2018

Michele Di Turi
Chief Executive Officer
Kisses From Italy, Inc.
80 SW 8th ST., Suite 2000
Miami, FL 33130

      Re: Kisses From Italy, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 11, 2018
           File No. 333-224931

Dear Mr. Di Turi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2018 letter.

Form S-1 Registration Statement, Amendment No. 1

Prospectus Summary, page 1

1. We note your response to our prior comment 2 and reissue such comment. Please revise your prospectus summary to disclose that your auditor has issued a going concern opinion on your audited financial statements. Also revise to disclose your cash on hand as of the most recent practicable date, and the month you will run out of funds without additional capital. In addition, disclose in your prospectus summary that you anticipate needing $1,000,000 in additional capital to generate profits from operations. We note your related disclosure on page 4.

Risk Factors, page 4

2.   Please revise to add a risk factor discussing the company's newly issued 8% convertible debentures and any associated risks related to interest payments, potential default or dilution to existing investors.

Liquidity and Capital Resources, page 22

3.   Please expand to also include your previous discussion of cash flows provided by (used in) operating, investing and financing activities for the years ended December 31, 2017 and 2016.

Recent Accounting Pronouncements, page 24

4.   We have reviewed your response made to prior comment 3 that you have reconsidered your decision to opt out and have now elected not to do so and have deleted and revised this disclosure. Please reconcile the response with your continued disclosure throughout the filing that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards.

Audited Financial Statements
Note 4 - Accrued and Other Liabiliites, page F-9

5.   Please revise the amounts in the table for both fiscal years ended December 31, 2017 and 2017 to be consistent with the restated balances shown on the face of the audited balance sheet at page F-3. In addition, please revise the amounts in the table of Note 4 on page F-19 to be consistent with the accrued liabilities balances shown on the interim balance sheet on page F-14.

Note 2 - Summary of Significant Accounting Policies, page F-17

6.   Please expand the discussion under the heading Basis of Presentation and Principles of Consolidation, to also disclose whether all adjustments have been made to the interim financial statements, that in the opinion of management, are necessary in order to make the financial statements not misleading. We refer you to Rule 8-03 of Regulation S-X.

Note 5 - Loans Payable, page F-19

7.   We note your disclosure that during the three months ended March 31, 2018, the Company received a short term non-interest bearing demand loan of $10,000. Please revise your March 31, 2018 interim financial statements to reflect this loan, as appropriate. In this regard, for example, your statements of cash flows at page F-16 does not reflect any financing activities during the period.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or Laura Nicholson at (202) 551-3584 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure